UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated December 23, 2019

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release: **ANGLOGOLD ASHANTI AGREES TO SELL ITS INTEREST IN THE SADIOLA MINE**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
("AngloGold Ashanti" or "AGA" or the "Company")

23 December 2019

NEWS RELEASE

AngloGold Ashanti agrees to sell its interest in the Sadiola Mine

(JOHANNESBURG - PRESS RELEASE) - AngloGold Ashanti ("AGA") is pleased to announce that AGA together with its joint venture partner, IAMGOLD Corporation ("IMG"), has agreed to sell their interests in Société d'Exploitation des Mines d'Or de Sadiola S.A. ("SEMOS") to Allied Gold Corp ("Allied Gold"). SEMOS' principal asset is the Sadiola Mine located in the Kayes region of Western Mali. AGA and IMG each hold a 41% interest in SEMOS with the remaining 18% interest held by the Government of Mali.

In terms of the agreement, AGA and IMG will sell their collective interests in SEMOS to Allied Gold (the "Transaction") for a cash consideration of US$105 million, payable as follows:

- US$50 million (US$25 million each to AGA and IMG) upon the fulfilment or waiver of all conditions precedent and closing of the Transaction ("Closing");
- Up to a further US$5million (US$2.5 million each to AGA and IMG), payable 8 days after Closing, to the extent that the cash balance of SEMOS at Closing is greater than an agreed amount;
- US$25 million (US$12.5 million each to AGA and IMG) upon the production of the first 250,000 ounces from the Sadiola Sulphides Project ("SSP"); and
- US$25 million (US$12.5 million each to AGA and IMG) upon the production of a further 250,000 ounces from the SSP.

The Transaction is subject to the fulfilment, or waiver, of a number of conditions precedent, including the receipt of certain approvals and releases from the Government of Mali, as well as, in the case of AGA, the approval of the South African Reserve Bank. It is anticipated that all conditions precedent will be fulfilled or waived by the end of April 2020.

In addition, upon the fulfilment or waiver of all conditions precedent to the Transaction but immediately prior to Closing, SEMOS will pay a dividend of US$15 million *pro rata* to its

shareholders. AGA and IMG will each receive a cash dividend of US$6.15 million and the Government of Mali will receive a cash dividend of US$2.7 million. Profit from the disposal of Sadiola will be recognised at closing of the Transaction.

The Transaction is not a categorised transaction in terms of the JSE Limited Listings Requirements.

Commenting on the Transaction, Kelvin Dushnisky, CEO of AGA said "*This transaction is in line with our disciplined capital allocation strategy as we move to streamline our portfolio and intensify our focus on assets that have potential to build critical mass in the long term. I'm pleased we have reached an agreement with Allied Gold, which has plans to secure the long-term future of Sadiola*".

ABOUT SADIOLA

The Sadiola mine is situated in south-western Mali, 77km south-southwest of the regional capital Kayes. On-site surface infrastructure includes a 4.9Mt per annum CIL gold plant, where the ore is eluted and smelted. The Sadiola Mine commenced production in 1996. As at 31 December 2018, it had Mineral Resources (100% basis) of 7.9 million ounces (135.4 million tonnes at 1.81 g/t) and Ore Reserves (100% basis) of 4.0 million ounces (63.8 million tonnes at 1.94 g/t) that comprised oxide stockpiles, as well as sulphide stockpiles and yet to be mined ore that make up the Mineral Resources and Ore Reserves for the SSP. For the 9 months ended 30 September 2019, the production from the Sadiola Mine attributable to AGA was 39,000 ounces at an All in Sustaining Cost of US$954 per ounce.

Ends

Johannesburg

JSE Sponsor: The Standard Bank of South Africa Limited

CONTACTS

Media

Chris Nthite +27 11 637 6388/+27 83 301 2481
cnthite@anglogoldashanti.com

General inquiries
media@anglogoldashanti.com

Investors

Sabrina Brockman +1 646 880 4526/ +1 646 379 2555
sbrockman@anglogoldashanti.com

Yatish Chowthee +27 11 637 6273 / +27 78 364 2080
yrchowthee@anglogoldashanti.com

Fundisa Mgidi +27 11 637 6763 / +27 82 821 5322
fmgidi@anglogoldashanti.com

all-in sustaining costs, all-in costs, cost savings and other operating results, productivity improvements, growth prospects and outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti's exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti's liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti's operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management. For a discussion of such risk factors, refer to AngloGold Ashanti's annual report on Form 20-F for the year ended 31 December 2018, which has been filed with the United States Securities and Exchange Commission (SEC). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

The financial information contained in this document has not been reviewed or reported on by the Company's external auditors.

Non-GAAP financial measures

This communication may contain certain "Non-GAAP" financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.

Website: www.anglogoldashanti.com

ENDS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: December 23, 2019

By: /s/ M E SANZ PEREZ
Name: M E Sanz Perez
Title: EVP: Group Legal, Commercial & Governance